SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	2009 Interim Report, dated August 27, 2009.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 11, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Interim Report 2009
二零零九年中期報告

360°

CHINA TELECOM

China Telecom Corporation Limited
中國電信股份有限公司

HKEx Stock Code 香港交易所股份代碼：728
NYSE Stock Code 紐約證券交易所股份代碼：CHA

Contents

A-3	Financial Highlights

A-4	Chairman’s Statement

A-9	Independent Review Report of the International Auditor

A-10	Unaudited Consolidated Statement of Financial Position

A-12	Unaudited Consolidated Statement of Comprehensive Income

A-14	Unaudited Consolidated Statement of Changes in Equity

A-15	Unaudited Consolidated Statement of Cash Flows

A-17	Notes to the Unaudited Interim Financial Statements

A-35	Other Information

FINANCIAL HIGHLIGHTS

EXCLUDING AMORTISATION OF THE UPFRONT CONNECTION FEES

SIX-MONTH PERIODS

ENDED 30 JUNE

2008

2009

RATES OF CHANGE

OPERATING REVENUES (RMB MILLIONS)

89,351

102,554

14.8%

EBITDA1 (RMB MILLIONS)

44,268

43,339

(2.1)%

EBITDA MARGIN

49.5%

42.3%

(7.2PP)

NET PROFIT2 (RMB MILLIONS)

11,606

8,412

(27.5)%

BASIC EARNINGS PER SHARE (RMB)

0.14

0.10

(27.5)%

CAPITAL EXPENDITURE (RMB MILLIONS)

18,783

17,033

(9.3)%

FREE CASH FLOW3 (RMB MILLIONS)

21,669

19,652

(9.3)%

INCLUDING AMORTISATION OF THE UPFRONT CONNECTION FEES

SIX-MONTH PERIODS

ENDED 30 JUNE

2008

2009

OPERATING REVENUES (RMB MILLIONS)

90,379

103,146

EBITDA1 (RMB MILLIONS)

45,296

43,931

EBITDA MARGIN

50.1%

42.6%

NET PROFIT2 (RMB MILLIONS)

12,634

9,004

1 FOR CONVENIENCE OF THE INVESTORS’ ANALYSIS, EBITDA IS CALCULATED BEFORE CDMA NETWORK CAPACITY LEASE FEE.

2 NET PROFIT REPRESENTS PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY.

3 FREE CASH FLOW IS CALCULATED FROM EBITDA (EXCLUDING AMORTISATION OF UPFRONT CONNECTION FEES) MINUS CDMA NETWORK CAPACITY LEASE FEE, CAPITAL EXPENDITURE AND INCOME TAX.

For further information, please browse our website at www.chinatelecom-h.com

Chairman’s Statement

In the first half of this year, we grasped the opportunity and successfully promoted the fast development of our mobile business by expanding initiatives. We also actively explored and enhanced our integrated operation capability. Although these brought short term pressure to our profitability, remarkable benefits have been achieved. Next, we shall actively leverage our 3G and full services integrated operation edge to enhance our customers’ experience and value with innovative differentiated services, while persisting in avoiding single product price competition. I firmly believe, we would reap the handsome rewards of the initiatives we put in this year with sustainable development in future and enhance value for you, as our shareholders!

Wang Xiaochu Chairman and Chief Executive Officer

Chairman’s Statement (Continued)

In the first half of 2009, we continued to advocate the “Customer-focused Innovative Informatisation Strategy” in the new era of full services integrated operation with firm confidence. We actively explored the integration synergy of mobile, wireline and Internet services, accumulating and expanding the competitive edge through differentiated offering to achieve a good start of full services operation. The launch of the “e surfing” brand for our mobile services was well received in the market and drove up the customer scale and the mobile revenue with increasing market share. The scale of brand customer base expanded persistently and the broadband as well as value-added and integrated information services continued to grow rapidly. The strength of full services offering has been enhanced and the customers’ satisfaction has noticeably improved. The strategic transformation achieved substantial and remarkable breakthroughs, laying a solid foundation for the long-term sustainable development of the Company.

Business Performance

In the first half of 2009, the Company’s operation was on track as planned. The operating revenues reached RMB103,146 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB102,554 million, representing a growth of 14.8% over the same period of last year, of which the mobile service revenue amounted to RMB12,814 million. Revenue from non-voice services exceeded 50%, amongst which the revenues from wireline broadband access as well as wireline value-added and integrated information services increased by 18.2% and 15.6% respectively. EBITDA1, 2 was RMB43,339 million, and the EBITDA margin was 42.3%. Profit attributable to equity holders of the Company2 was RMB8,412 million, representing a decline of 27.5% over the same period of last year. Basic earnings per share2 was RMB0.10. In the first half of the year, the capital expenditure was RMB17,033 million, a decline of 9.3% compared with the same period of last year. Free cash flow3 was RMB19,652 million. The Company believes that, despite its short term pressure on the Company’s profitability, the increase in marketing initiatives for the profitable scale development of our mobile services will significantly enhance future sustainable development and value creation of the Company.

Taking into consideration the Company’s business development needs and the cash flow position, the Board of Directors has decided not to pay any interim dividend for the year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal at the time of reviewing the full year results and propose to the shareholders’ general meeting accordingly.

Deepening Transformation to Create Integrated Operation Edge

With determination, we adhered to the development of full services integrated operation of mobile, wireline and Internet services. We proactively promoted and executed the strategy of focusing on mid-to-high-end customers with differentiated service offering to avoid single product price competition and endeavoured to maintain the value of the overall industry.

In the first half of the year, the promotion of ‘e surfing’ brand was well received by the market with the ‘Internet handset’ applications being introduced. Leveraging the competitive advantage of our 3G platform, we focused on the promotion of information application products such as ‘189 email’, ‘e surfing LIVE’, ‘imusic’ and ‘Mobile Best Tone’ to enable customers to easily enjoy and experience the enriched full services offering via mobile terminals. A wide range of personalised products were introduced to target at the mid-to-high-end customers. At the same time, we actively pushed forward the integrated packaging of mobile and wireline services, leading to the rapid expansion of mobile subscriber base. The number of mobile subscribers has increased by 11.37 million in the first half of the year, with a total number of 39.28 million mobile subscribers at the end of June 2009. The net addition market share rose from 12.0% in January 2009 to 28.7% in June 2009, demonstrating a gradual improvement on monthly basis, while the ARPU primarily remained stable.

1	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.

2	Including the amortisation of the upfront connection fees, EBITDA was RMB43,931 million, profit attributable to equity holders of the Company was RMB9,004 million and basic earnings per share was RMB0.11.

3	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Chairman’s Statement (Continued)

For government and enterprise customers, we actively promoted a wide range of integrated services including ‘wireless Mega-eye’ (remote monitoring), ‘Office General Line’, ‘Integrated Communication’ and ‘Push-mail’, and promptly accomplished the synergy of existing wireline products and new mobile products. For household customers, we adopted integrated strategy to expand new addition market by leveraging the upgraded bandwidth to increase the market penetration of broadband products. Through customer account number operation, we realised the integrated development and seamless coverage of wireline broadband and wireless Internet, further consolidating our leading position in the market. In the first half of the year, the total numbers of wireline broadband customers and wireless Internet access customers have increased by 4.78 million and 1.61 million on a net basis, reaching a total of 49.05 million and 3.95 million respectively. Revenue from wireline broadband access services reached

RMB22,745 million, an increase of 18.2% compared with the same period last year. Through integrated development, the subscriber scale of the two major customer segments expanded continuously. As of the end of June, the subscribers of ‘BizNavigator’ and ‘One Home’ service reached 3.01 million and 30.11 million respectively, representing an increase of 19.1% and 25.8% respectively from the beginning of the year.

Facing the challenges from the global financial crisis and the increasing mobile substitution in the first half of the year, there was a net decrease of 8.99 million of access lines in service. The total number of access lines in service was 199 million at the end of June 2009. Revenue from wireline voice service was RMB41,060 million, a decrease of 18.7% compared with the same period last year. In response thereto, we will further reinforce the development of transformation business such as ‘Best Tone’, system integration and Internet services and promote the value transfer from wireline voice to our non-voice and mobile services by leveraging our transformation business edge and integrated service packaging. In addition, we will also accelerate the migration of our mid-to-high- end PHS customers to our mobile service, endeavouring to mitigate the revenue decline of our voice service.

Proactive Exploration to Promote Comprehensive Full Services Development

In the first half of the year, we continuously enhanced the competitiveness of the network quality, customer service, business functionality and terminal selection to proactively prepare for the full implementation of mid-to-high-end customer-focused differentiated service strategy, striving to create a new phase of full services integrated operation.

With the fastest pace, we have constructed the largest scale 3G network for the earliest commercial use in mainland China. By the end of July, we accomplished 3G network coverage of 342 cities and more than 2,000 counties, laying a solid foundation for seizing market opportunities. Simultaneously, with regard to customer experience, we continued to strengthen the network coverage and optimisation, leading to a rapid improvement in the network quality.

In order to meet the new requirement of full services integrated operation, we implemented innovative mechanisms and optimised processes to ensure efficient operation of our full services organisation structure and product development system. We persisted in the organisation deployment according to three major customer segments of government and enterprise, household, and individual customers, with strengthened accountability to ensure coordinated development. We established a product centre to focus on coordinating product development and deployment for the nationwide network. In addition, we set up a customer service monitoring centre to improve the quality of customer service and improve customers’ experience. Based on customer segmentation, we carried out “targeted” marketing, sales support, customer service and product research and development. We also continued to optimise the value-added service operation system and the sales process of integrated services to enhance the operational efficiency of our front-end business units.

Chairman’s Statement (Continued)

In order to promptly and comprehensively improve the fundamental service quality, the Company launched the ‘Tackle-the- Deficiency’ campaign for customer service in the first half of the year to swiftly remedy the shortcomings of mobile service during the initial stage of operation. We strengthened the customer service accountability system and improved the customers’ experience to effectively enhance customer satisfaction. We steadily advanced the sales and servicing capability of our distribution channels in addition to launching our on-line ‘Mobile Palm Service Centre’. We also strengthened our electronic channels such as on-line Service Centre and ‘Hotline 10000’. The scale and sales capability of the open channels have been significantly improved with the proportion of mobile subscribers acquired through open channels exceeding one-third in June. Meanwhile, we further perfected the IT system to reinforce the support for the real-time and nationwide network operation of the mobile services, significantly upgrading the Company’s capability of customer service and data analysis.

Having a mobile handset terminal market which could satisfy the customers’ needs is a key condition for our mobile service development. We proactively promoted the cooperation with each party of the industry chain and enhanced centralised scale procurement and terminal customisation. We also bolstered the cooperation with upstream handset chip manufacturers and actively supported the sales channel of the industry chain to motivate our business partners and strengthen their confidence. In the first half of 2009, there were about 300 models of handset terminals on sale in the market and the volume of terminal supply was nearly three times over the same period last year, achieving an overall balance of supply and demand in the market. Moving forward, we will further strengthen the cooperation with mobile handset designers and manufacturers to further promote research, development and production of mobile handsets. We will effectively promote the open channel procurement and sale of terminals, optimise the terminal subsidy model and vigorously push forward the penetration of 3G mobile handsets.

We adhered to the value-oriented approach with continuous optimisation of resource allocation. The Company continuously improved the control of resource utilisation, tilting towards the development of broadband, transformation and mobile services, while at the same time gradually reinforcing the integration of mobile and wireline resources to enhance the Company’s operational efficiency. We will further strengthen the centralised treasury management, improving capital operational effectiveness while progressively lowering the average borrowing cost. With a strict control on the scale of capital expenditure and further optimisation of its structure, the Company has maintained a strong free cash flow.

Continuous Enhancement of Corporate Governance

We strived to maintain and strengthen the high level of corporate governance, continuously improving the corporate transparency, ensuring the healthy development of the Company and endeavouring to enhance the corporate value. Our continuous efforts in corporate governance are widely recognised by the capital market. We were accredited with a number of awards in the first half of the year, including “The CAPITAL Outstanding China Enterprise Awards-Telecommunications” by The Capital for four consecutive years, “Asia’s Best Companies in Corporate Governance in China” for the year 2009 by Corporate Governance Asia, and “Best Corporate Governance” as well as “Best Managed Company” by Finance Asia in the Asia’s Best Companies Poll.

Chairman’s Statement (Continued)

Future Outlook

The second half of this year will be a critical period for the Company to embark a new phase of full services integrated operation. With an improved market environment resulting from the gradual recovery of the economy, and leveraging the valuable practical experience in full services integrated operation accumulated in the past half year and beyond, we are more confident in accelerating our development. However, we are also fully aware of the increasingly intense market competition and the various challenges to be faced by the Company, including increasing difficulties in consolidating traditional voice business, intensified competition in the mid-to-high-end market and lack of competitiveness of mobile terminals.

In response thereto, we will take the integrated operation as a new kick-off of our transformation, leveraging the foundation of various preparation works previously accomplished. We will strengthen our focus on our wireline core value services and take full advantage of the experiences we have accumulated in Internet and informatisation application services in the past few years. We will innovate effective integrated development of wireline and mobile services to enhance our differentiation edge and endeavour to accomplish the key breakthroughs in mid-to-high-end market. We believe, following the further enhancement of our basic service quality and the progressive rollout of 3G products with enriched mobile Internet applications, our 3G service and full services offering will have remarkable development in future, leading to further value creation for our shareholders.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

27 August 2009

Independent Review Report of the International Auditor

To the Board of Directors of

China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements set out on pages 8 to 32 which comprise the consolidated statement of financial position of China Telecom Corporation Limited as at 30 June 2009, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period ended 30 June 2009 and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim financial reporting”, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements as at and for the six-month period ended 30 June 2009 are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

27 August 2009

Consolidated Statement of Financial Position (Unaudited)

At 30 June 2009

(Amounts in millions)

		30 June 2009	31 December 2008
	Note	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		284,181	299,159
Construction in progress		19,715	13,615
Lease prepayments		5,517	5,608
Goodwill		29,922	29,922
Intangible assets		12,943	14,235
Interests in associates		905	882
Investments		230	177
Deferred tax assets	9	13,757	14,628
Other assets		5,948	6,612

Total non-current assets		373,118	384,838

Current assets
Inventories		3,095	2,561
Income tax recoverable		278	—
Accounts receivable, net	5	19,221	17,289
Prepayments and other current assets		4,057	7,386
Time deposits with original maturity over three months		1,635	397
Cash and cash equivalents	6	20,966	27,866

Total current assets		49,252	55,499

Total assets		422,370	440,337

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	7	81,124	83,448
Current portion of long-term debt	7	1,024	565
Accounts payable	8	35,423	34,458
Accrued expenses and other payables		50,140	53,628
Income tax payable		—	164
Current portion of finance lease obligations		22	22
Current portion of deferred revenues		4,121	4,505

Total current liabilities		171,854	176,790

Net current liabilities		(122,602)	(121,291)

Total assets less current liabilities		250,516	263,547

Non-current liabilities
Long-term debt	7	24,137	39,226
Finance lease obligations		17	18
Deferred revenues		6,123	6,939
Deferred tax liabilities	9	2,685	2,816

Total non-current liabilities		32,962	48,999

Total liabilities		204,816	225,789

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited) (Continued)

At 30 June 2009

(Amounts in millions)

		30 June 2009	31 December 2008
	Note	RMB	RMB

Equity
Share capital		80,932	80,932
Reserves		135,085	132,104

Total equity attributable to equity holders of the Company		216,017	213,036
Minority interests		1,537	1,512

Total equity		217,554	214,548

Total liabilities and equity		422,370	440,337

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

For the six-month period ended 30 June 2009

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2009	2008
	Note	RMB	RMB
			(restated)

Operating revenues	10	103,146	90,379

Operating expenses
Depreciation and amortisation		(26,029)	(26,544)
Network operations and support		(20,133)	(15,607)
Selling, general and administrative		(17,595)	(10,995)
Personnel expenses	11	(16,351)	(13,857)
Other operating expenses	12	(8,719)	(4,624)

Total operating expenses		(88,827)	(71,627)

Operating profit		14,319	18,752

Net finance costs	13	(2,268)	(2,289)

Investment income/(loss)		50	(4)

Share of profits from associates		25	34

Profit before taxation		12,126	16,493

Income tax	14	(3,071)	(3,816)

Profit for the period		9,055	12,677

Other comprehensive income/(loss) for the period:
Change in fair value of available-for-sale equity securities		60	(83)
Deferred tax on change in fair value of available-for-sale equity securities		(15)	21
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		(1)	(79)

Other comprehensive income/(loss) for the period, net of tax		44	(141)

Total comprehensive income for the period		9,099	12,536

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited) (Continued)

For the six-month period ended 30 June 2009

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2009	2008
	Note	RMB	RMB
			(restated)

Profit attributable to:
Equity holders of the Company		9,004	12,634
Minority interests		51	43

Profit for the period		9,055	12,677

Total comprehensive income attributable to:
Equity holders of the Company		9,048	12,493
Minority interests		51	43

Total comprehensive income for the period		9,099	12,536

Basic earnings per share	16	0.11	0.16

Weighted average number of shares	16	80,932	80,932

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

For the six-month period ended 30 June 2009

(Amounts in millions)

		Attributable to equity holders of the Company									Minority interests	Total equity
		Share capital	Capital reserve	Share premium	Re- valuation reserve	Statutory reserves	Other reserves	Exchange reserves	Retained earnings	Total
	Note	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at 1 January 2008		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	62	—	(62)	—	—	—
Revaluation surplus realised		—	—	—	(296)	—	—	—	296	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(65)	—	65	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(8)	(8)
Dividends	15	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Distribution to China Telecommunications Corporation		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company		—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)
Total comprehensive income for the period		—	—	—	—	—	(62)	(79)	12,634	12,493	43	12,536

Balance as at 30 June 2008		80,932	(2,804)	10,746	11,676	56,085	2,595	(661)	66,228	224,797	1,486	226,283

Balance as at 1 January 2009		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	63	—	(63)	—	—	—
Revaluation surplus realised		—	—	—	(230)	—	—	—	230	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(64)	—	64	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(26)	(26)
Dividends	15	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Total comprehensive income for the period		—	—	—	—	—	45	(1)	9,004	9,048	51	9,099

Balance as at 30 June 2009		80,932	(2,804)	10,746	11,180	56,085	2,630	(666)	57,914	216,017	1,537	217,554

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

For the six-month period ended 30 June 2009

(Amounts in millions)

		Six-month periods ended 30 June
		2009	2008
	Note	RMB	RMB

Net cash from operating activities	(a)	39,155	40,010

Cash flows from investing activities
Capital expenditure		(19,655)	(20,126)
Purchase of investments		—	(34)
Lease prepayments		(3)	(79)
Proceeds from disposal of property, plant and equipment		95	156
Proceeds from disposal of investments		24	8
Proceeds from disposal of lease prepayments		55	—
Purchase of time deposits with original maturity over three months		(1,635)	(203)
Maturity of time deposits with original maturity over three months		397	222
Payment for the purchase price of the acquisition of CDMA business		(1,939)	—

Net cash used in investing activities		(22,661)	(20,056)

Cash flows from financing activities
Capital element of finance lease payments		(1)	(22)
Proceeds from issuance of medium-term note, net of issuing costs		—	9,912
Proceeds from bank and other loans		38,547	35,218
Repayments of bank and other loans		(40,270)	(51,031)
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition		(15,150)	—
Payment of dividends		(6,493)	(6,167)
Net cash distributions to minority interests		(26)	(8)

Net cash used in financing activities		(23,393)	(12,098)

Net (decrease)/increase in cash and cash equivalents		(6,899)	7,856
Cash and cash equivalents at 1 January		27,866	21,427
Effect of changes in foreign exchange rate		(1)	(79)

Cash and cash equivalents at 30 June		20,966	29,204

The notes on pages 15 to 32 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited) (Continued)

For the six-month period ended 30 June 2009

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2009	2008
	RMB	RMB

Profit before taxation	12,126	16,493
Adjustments for:
Depreciation and amortisation	26,029	26,544
Impairment losses for doubtful debts	1,085	793
Investment (income)/loss	(50)	4
Share of profits from associates	(25)	(34)
Interest income	(134)	(217)
Interest expense	2,525	2,512
Unrealised foreign exchange gains	(123)	(32)
Loss on retirement and disposal of property, plant and equipment	1,145	1,492

Operating profit before changes in working capital	42,578	47,555
Increase in accounts receivable	(3,016)	(2,179)
(Increase)/decrease in inventories	(534)	568
Increase in prepayments and other current assets	(18)	(502)
Decrease in other assets	664	715
Increase in accounts payable	1,360	277
Increase in accrued expenses and other payables	4,485	2,139
Decrease in deferred revenues	(1,200)	(2,082)

Cash generated from operations	44,319	46,491
Interest received	130	214
Interest paid	(2,507)	(1,827)
Investment income received	1	—
Income tax paid	(2,788)	(4,868)

Net cash from operating activities	39,155	40,010

The notes on pages 15 to 32 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

For the six-month period ended 30 June 2009

1.	PRINCIPAL ACTIVITIES

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet and managed data, leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group also provides nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 27 August 2009, reflect the unaudited financial position of the Group as at 30 June 2009 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2009.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy, financial statement presentation and disclosure changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policy, financial statement presentation and disclosures are set out in Note 3.

The preparation of interim financial statements in conformity with IAS 34 “Interim financial reporting” requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

2.	BASIS OF PREPARATION (CONTINUED)

The financial information relating to the financial year ended 31 December 2008 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2008 are available from the Company’s registered office. The Company’s international auditors have expressed an unqualified opinion on those financial statements in their report dated 24 March 2009.

3.	CHANGES IN ACCOUNTING POLICY, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRS and Interpretations that are effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The Group has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2009 on the basis of the IFRSs currently in issue, which the Group believes do not have a significant impact on the Group’s prior year financial position and results of operations. However, the adoption of the following new and revised IFRS and Interpretations has resulted in accounting policy, financial statement presentation and disclosure changes:

(i)	IAS 1 (revised 2007), “Presentation of financial statements”

In prior years, the Group’s consolidated financial statements comprised consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and other explanatory notes. Income and expenses recognised in profit or loss were presented in the consolidated income statement. All changes in equity during the year arising from transactions with equity shareholders in their capacity and other income and expenses that the Group recognised directly in equity in accordance with IFRSs were presented in the consolidated statement of changes in equity.

As a result of the adoption of IAS 1 (revised 2007), the Group’s consolidated income statement is replaced by the consolidated statement of comprehensive income. All income and expenses recognised in profit or loss, together with other income and expenses that were previously recognised directly in equity in accordance with IFRSs are now presented in the consolidated statement of comprehensive income. Comparative amounts have been restated to conform with the new presentation. This change in presentation has no effect on reported profit or loss, total income and expenses or net assets for any period presented. In addition, the term “consolidated balance sheet” has been changed to “consolidated statement of financial position” in accordance with IAS 1 (revised 2007).

(ii)	IFRIC 13, “Customer loyalty programmes”

The Group launches a customer loyalty scheme to its telephony and Internet service subscribers that provides subscribers with bonus point credits. The bonus point credits can be redeemed for free telecommunication services or other gifts.

In prior years, the Group recognised bonus point credits associated with the customer loyalty scheme as a current liability based on the estimated fair value of the bonus point credits granted to subscribers, with a corresponding charge to selling, general and administrative expense. When the subscribers redeemed the awards or when the bonus point credits expired, the liability was reduced accordingly to reflect the change in outstanding obligations.

As a result of the adoption of IFRIC 13 which is effective for accounting period beginning on or after 1 July 2008, the Group accounts for bonus point credits associated with the customer loyalty scheme as a separately identifiable component of the sales transaction in which bonus point credits are granted. The fair value of the consideration received or receivable is allocated between bonus point credits and other components of the sale transaction based on their relative fair values. Consideration allocated to bonus point credits is initially recorded as a current liability which is subsequently recognised as revenue when the bonus point credits are redeemed by subscribers or the bonus point credits expire. The cost of gifts redeemed by subscribers is recognised as other operating expenses.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

3.	CHANGES IN ACCOUNTING POLICY, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES (CONTINUED)

The following table summarises the retrospective adjustments that have been made in accordance with IFRIC 13 to each of the line items in the consolidated statement of comprehensive income for the period ended 30 June 2008:

Effect of adoption of IFRIC 13 ((decrease)/increase for the period)
RMB millions

Operating revenues	(55)
Selling, general and administrative expenses	(108)
Other operating expenses	53

As a result of the adoption of IFRIC 13, the Group’s operating revenues and selling, general and administrative expenses have been decreased by RMB198 million and RMB238 million respectively while other operating expenses has been increased by RMB40 million for the six-month period ended 30 June 2009. The adoption of IFRIC 13 does not have any effect on the Group’s net profit and total comprehensive income for the periods presented.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2009 may be affected by the issuance of additional interpretations or other changes announced by the IASB subsequent to the date of issuance of these interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for the year ending 31 December 2009 cannot be determined with certainty at the date of issuance of these interim financial statements.

4.	SEGMENTAL REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunication business. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such information is immaterial.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2009	31 December 2008
	Note	RMB millions	RMB millions
Third parties		20,302	17,923
China Telecom Group	(i)	499	372
Other state-controlled telecommunications operators in the PRC		1,385	1,112

		22,186	19,407
Less: Allowance for impairment of doubtful debts		(2,965)	(2,118)

		19,221	17,289

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Current, within 1 month	11,320	11,282
1 to 3 months	2,515	2,170
4 to 12 months	1,858	1,514
More than 12 months	1,061	495

	16,754	15,461
Less: Allowance for impairment of doubtful debts	(2,851)	(2,009)

	13,903	13,452

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

5.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Current, within 1 month	1,765	1,397
1 to 3 months	1,663	1,210
4 to 12 months	1,393	834
More than 12 months	611	505

	5,432	3,946
Less: Allowance for impairment of doubtful debts	(114)	(109)

	5,318	3,837

6.	CASH AND CASH EQUIVALENTS

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Cash at bank and in hand	19,913	21,916
Time deposits with original maturity within three months	1,053	5,950

	20,966	27,866

7.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Loans from state-controlled banks — unsecured	9,101	9,693
Short-term commercial paper—unsecured	9,997	9,979
Loans from China Telecommunications Corporation — unsecured	62,026	63,776

Total short-term debt	81,124	83,448

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2009 was 4.6% (31 December 2008: 5.1%). As at 30 June 2009, the loans from state-controlled banks bear interest at rates ranging from 2.0% to 7.5% (31 December 2008: 2.5% to 7.5%) per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 4.72% per annum and is repayable in August 2009; the loans from China Telecommunications Corporation bear interest at fixed rates ranging from 3.9% to 7.2% (31 December 2008: 3.9% to 7.3%) per annum and are repayable within one year.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

7.	SHORT-TERM AND LONG-TERM DEBT (CONTINUED)

Long-term debt comprises:

		30 June 2009	31 December 2008
	Note	RMB millions	RMB millions
Loans from state-controlled banks — unsecured	(i)	5,324	4,829
Other loans		1	1
Medium-term note — unsecured	(ii)	19,836	19,811
Amount due to China Telecommunications Corporation in connection with the Second Acquisition — unsecured	(iii)	—	15,150

Total long-term debt		25,161	39,791
Less: current portion		(1,024)	(565)

Non-current portion		24,137	39,226

Note:

(i)	The loans from state-controlled banks bear interest at rates ranging from 1.0% to 8.0% (31 December 2008: 1.0% to 7.6%) per annum with maturity through 2060.

(ii)	On 22 April 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum, and incurred issuing costs of RMB88 million. The medium-term note is unsecured and is repayable on 21 April 2011. On 23 October 2008, the Company issued five-year 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum and incurred issuing costs of RMB125 million. The medium-term note is unsecured and is repayable on 22 October 2013.

(iii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the Second Acquisition. The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate would be adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty. In March 2009, the Company repaid the remaining balance of RMB15,150 million to China Telecommunications Corporation.

The Group’s short-term and long-term debts do not contain any financial covenants. As at 30 June 2009, the Group’s unutilised committed credit facilities amounted to RMB129,920 million (31 December 2008: RMB128,231 million).

8.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Third parties	29,146	27,698
China Telecom Group	5,772	6,387
Other state-controlled telecommunications operators in the PRC	505	373

	35,423	34,458

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

8.	ACCOUNTS PAYABLE (CONTINUED)

Ageing analysis of accounts payable is as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Due within 1 month or on demand	7,151	7,530
Due after 1 month but within 3 months	8,856	10,289
Due after 3 months but within 6 months	9,896	6,807
Due after 6 months	9,520	9,832

	35,423	34,458

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net Balance
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions and impairment losses, primarily for doubtful debts	974	726	—	—	974	726

Non-current
Property, plant and equipment	5,750	6,738	(1,867)	(1,982)	3,883	4,756
Deferred revenues and installation costs	1,357	1,424	(790)	(821)	567	603
Land use rights	5,676	5,740	—	—	5,676	5,740
Available-for-sale equity securities	—	—	(28)	(13)	(28)	(13)

Deferred tax assets/(liabilities)	13,757	14,628	(2,685)	(2,816)	11,072	11,812

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

9.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movements in temporary differences are as follows:

		Balance at 1 January 2009	Recognised in statement of comprehensive income	Balance at 30 June 2009
	Note	RMB millions	RMB millions	RMB millions
Current
Provisions and impairment losses, primarily for doubtful debts		726	248	974

Non-current
Property, plant and equipment		4,756	(873)	3,883
Deferred revenues and installation costs		603	(36)	567
Land use rights		5,740	(64)	5,676
Available-for-sale equity securities	(i)	(13)	(15)	(28)

Net deferred tax assets		11,812	(740)	11,072

Note:

(i)	The deferred tax on changes in fair value of available-for-sale equity securities is recognised in other comprehensive income.

10.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2009	2008
	Note	RMB millions	RMB millions
			(restated)
Wireline voice	(i)	41,060	50,485
Mobile voice	(ii)	9,051	—
Internet	(iii)	24,528	19,481
Value-added services	(iv)	10,347	7,212
Integrated information application services	(v)	5,928	4,772
Managed data and leased line	(vi)	5,528	5,025
Others	(vii)	6,112	2,376
Upfront connection fees	(viii)	592	1,028

		103,146	90,379

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

10.	OPERATING REVENUES (CONTINUED)

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.

(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking service.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of customer-end terminal equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

11.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Network operations and support	10,362	9,125
Selling, general and administrative	5,989	4,732

	16,351	13,857

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

12.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		Six-month periods ended 30 June
		2009	2008
	Note	RMB millions	RMB millions

Interconnection charges	(i)	4,602	3,481
Cost of goods sold		4,090	1,116
Donations		12	12
Others		15	15

		8,719	4,624

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.

13.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Interest expense incurred	2,710	2,716
Less: Interest expense capitalised*	(185)	(204)

Net interest expense	2,525	2,512
Interest income	(134)	(217)
Foreign exchange losses	16	54
Foreign exchange gains	(139)	(60)

	2,268	2,289

* Interest expense was capitalised in construction in progress at the following rates per annum	1.3%–4.9%	2.4%–5.7%

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

14.	INCOME TAX

Income tax in the consolidated statement of comprehensive income comprises:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Provision for PRC income tax	2,321	3,779
Provision for income tax in other tax jurisdictions	25	18
Deferred taxation	725	19

	3,071	3,816

A reconciliation of the expected tax with the actual tax expense is as follows:

			Six-month periods ended 30 June
			2009	2008
	Note		RMB millions	RMB millions
Profit before taxation			12,126	16,493

Expected income tax expense at statutory tax rate of 25%	(i	)	3,032	4,123
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(286)	(311)
Differential tax rate on other subsidiaries’ income	(ii	)	(15)	(9)
Non-deductible expenses	(iii	)	682	538
Non-taxable income	(iv	)	(340)	(519)
Tax credit for domestic equipment purchases and other tax benefits			(2)	(6)

Income tax			3,071	3,816

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at a preferential rate of 15% or 20%.

(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong and Macau Special Administrative Regions of PRC, and in other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iv)	Amounts represent connection fees received from customers and other income which are not subject to income tax.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

15.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB 0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million and RMB426 million was paid on 16 June 2008 and 25 February 2009 respectively.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2009.

16.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2009 and 2008 is based on the profit attributable to equity holders of the Company of RMB9,004 million and RMB12,634 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

17.	CAPITAL COMMITMENTS

As at 30 June 2009 and 31 December 2008, the Group had capital commitments as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Authorised and contracted for
Property	815	629
Telecommunications network plant and equipment	3,569	3,283

	4,384	3,912

Authorised but not contracted for
Property	739	764
Telecommunications network plant and equipment	6,216	3,857

	6,955	4,621

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if a company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

			Six-month periods ended 30 June
			2009	2008
	Note		RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i	)	760	53
Sales of telecommunications equipment and materials	(i	)	384	—
Construction, engineering and information technology services	(ii	)	2,673	3,409
Provision of community services	(iii	)	1,067	1,049
Provision of ancillary services	(iv	)	2,717	1,897
Provision of comprehensive services	(v	)	—	442
Operating lease expenses	(vi	)	176	192
Centralised service (revenue)/expenses	(vii	)	(241)	168
Interconnection revenues	(viii	)	34	34
Interconnection charges	(viii	)	329	329
Interest on amounts due to and loans from China Telecom Group	(ix	)	1,539	1,612
CDMA network capacity lease fee	(x	)	3,583	—
Capacity maintenance related costs of CDMA network	(xi	)	273	—

Note:

(i)	The amount for the period ended 30 June 2008 represents commission paid and payable for procurement services provided by China Telecom Group. On 15 December 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement, which is effective from 1 January 2009, to expand the scope of procurement services to include the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group.

(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.

(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with China Telecom Group (continued)

(v)	The amount for the period ended 30 June 2008 represents amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards. The comprehensive service agreement signed between the Company and China Telecommunications Corporation expired on 31 December 2008 and has not been renewed. The various types of cross-provincial transactions set out under the Comprehensive Services Framework Agreement have been classified into other existing related party transactions based on the nature of such transactions. Therefore, no transaction amount is reported in this category for the period ended 30 June 2009.

(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom Group and loans from China Telecommunications Corporation (Note 7).

(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communication network capacity (“CDMA network”).

(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Accounts receivable	499	372
Prepayments and other current assets	520	700

Total amounts due from China Telecom Group	1,019	1,072

Accounts payable	5,772	6,387
Accrued expenses and other payables	1,504	1,448
Short-term debt	62,026	63,776
Long-term debt	—	15,150

Total amounts due to China Telecom Group	69,302	86,761

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 7.

As at 30 June 2009 and 31 December 2008, no material allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB thousands	RMB thousands
Short-term employee benefits	4,177	4,272
Post-employment benefits	344	317

	4,521	4,589

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions for the six-month period ended 30 June 2009 were RMB1,466 million (six-month period ended 30 June 2008: RMB1,251 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2009 was RMB296 million (31 December 2008: RMB257 million).

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but are not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunication services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Interconnection revenues	5,587	5,815
Interconnection charges	3,388	2,146
Leased line revenues	288	402

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Accounts receivable	1,385	1,112
Prepayments and other current assets	531	4,523

Total amounts due from other state-controlled telecommunications operators in the PRC	1,916	5,635

Accounts payable	505	373
Accrued expenses and other payables	5,548	13,242

Total amounts due to other state-controlled telecommunications operators in the PRC	6,053	13,615

Notes to the Unaudited Interim Financial Statements (Continued)

For the six-month period ended 30 June 2009

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2009 and 31 December 2008, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Interest income	134	215
Interest expense	468	1,104

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2009	31 December 2008
	RMB millions	RMB millions
Cash at bank	19,854	21,674
Time deposits with original maturity within three months	1,053	5,950
Time deposits with original maturity over three months	1,635	397

Total deposits with state-controlled banks in the PRC	22,542	28,021

Short-term loans	9,101	9,693
Long-term loans	5,324	4,829

Total loans from state-controlled banks in the PRC	14,425	14,522

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 7.

The directors believe the above information provides meaningful disclosure of related party transactions.

Other Information

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2008 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2009, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2009, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2009, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE IN DIRECTORS’ AND SUPERVISORS’ BIOGRAPHICAL DETAILS

As required under Rule 13.51(2) and Rule 13.51B(1) of Listing Rules, the change in Directors’ or Supervisors’ biographical details, since the despatch date of the Annual Report 2008 is set out below:

Madam Cha May Lung, Laura, the Independent Non-executive Director of the Company, has resigned as the independent non-executive directors of Baoshan Iron & Steel Co. Ltd. and Johnson Electric Holdings Limited, respectively. Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Other Information (Continued)

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2009, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,125,289,717 (Long position)	H shares	8.11%	1.39%	85,299,392 shares as beneficial owner, 480,934,000 shares as investment manager and 559,056,325 shares as security interest holder/approved lending agent

	39,740,080 (Short position)	H shares	0.29%	0.05%	Beneficial owner

	559,056,325 (Shares available for lending)	H shares	4.03%	0.69%	Security interest holder/approved lending agent

Barclays PLC	967,527,618 (Long position)	H shares	6.97%	1.20%	Interest of controlled corporation

	2,116,000 (Short position)	H shares	0.02%	0.003%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Capital Research and Management Company	712,474,000 (Long position)	H shares	5.13%	0.88%	Investment manager

Save as stated above, as at 30 June 2009, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Other Information (Continued)

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2009.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The charter of audit committee of the Company was amended in March 2009 to reflect certain code provisions under the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective from 1 January 2009. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2009. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules throughout the six months ended 30 June 2009.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2009 to 30 June 2009.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

China Telecom Corporation Limited
中國電信股份有限公司

31 Jinrong Street, Xicheng District, Beijing, PRC, 100140
中國北京市西城區金融大街31號，郵編：100140
www.chinatelecom-h.com

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